Exhibit 2

[GREENLIGHT CAPITAL, INC. LETTERHEAD]

May 11, 2000

Board of Directors
BNC Mortgage, Inc.
1063 McGaw Avenue
Irvine, California 92614

Attention:     Evan R. Buckley, Chairman of the Board

Gentlemen:

          Reference is made to our letter dated February 17, 2000, which contained a proposal by Grenlight to acquire BNC. As stated in our letter, our proposal was subject to several conditions, including satisfactory completion of our due diligence review of BNC. We appreciate BNC's cooperation and assistance in our due diligence review. After completing our due diligence review, we have, however, decided not to proceed with the proposed transaction. Accordingly, we are hereby withdrawing our proposal.

Sincerely,

GREENLIGHT CAPITAL, L.L.C.

By:	/S/ JEFFREY A. KESWIN _______________________________ Jeffrey A. Keswin Co-President